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SEC FILE NUMBER
8-67051

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CSP Securities, LP

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

13355 Noel Road Suite 1600
(No. and Street)

Dallas (City) TX (State) 75240 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tiffany Lauterbach (Name) 972-980-5808 (Area Code – Telephone Number) tlauterbach@csplp.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026 (Address) Celeste (City) TX (State) 75243 (Zip Code)

02/24/2009 (Date of Registration with PCAOB)(if applicable) 3366 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tiffany Lauterbach, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CSP Securities, LP, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



KANDICE REID
Notary ID #126253837
My Commission Expires
September 15, 2023

NOTARY PUBLIC STATE OF TEXAS

Signature: ______________________

Title: Chief Compliance Officer / FINOP

Kandice Reid 3/24/22

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CSP SECURITIES, LP

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2021

CSP SECURITIES, LP

CONTENTS

	PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF OPERATIONS	3
STATEMENT OF CHANGES IN PARTNERS' CAPITAL	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6 - 8
SUPPORTING SCHEDULES	
Schedule I: Supplemental Information Pursuant To Rule 17a-5	9
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	10
EXEMPTION REPORT	11

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
CSP Securities, LP

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CSP Securities, LP as of December 31, 2021, the related statements of operations, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of CSP Securities, LP as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CSP Securities, LP's management. Our responsibility is to express an opinion on CSP Securities, LP's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CSP Securities, LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of CSP Securities, LP's financial statements. The supplemental information is the responsibility of CSP Securities, LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.



Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

We have served as CSP Securities, LP's auditor since 2017.

Celeste, Texas
March 3, 2022

1

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

CSP SECURITIES, LP
Statement of Financial Condition
December 31, 2021

ASSETS

Cash	$ 1,987,555
Accounts receivable	19,397,013
Other assets	3,626
TOTAL ASSETS	$ 21,388,194

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	
Commissions payable	$ 2,793,136
State tax payable - General Partner	395,304
Total liabilities	3,188,440
Partners' Capital	18,199,754
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 21,388,194

notes to financial statements.

CSP SECURITIES, LP
Statement of Operations
Year Ended December 31, 2021

Revenue

Success fees	$ 20,685,245
Consulting fees	414,935
Interest	106,028
TOTAL REVENUE	21,206,208

Expenses

Compensation and related costs	3,265,812
Office and administrative services	1,280,000
Other expenses	112,302
TOTAL EXPENSES	4,658,114
Net income before provision for income taxes	16,548,094
Current income taxes - state	316,334
NET INCOME	$ 16,231,760

notes to financial statements.   3

CSP SECURITIES, LP
Statement of Changes in Partners' Capital
Year Ended December 31, 2021

	General Partner	Limited Partner	Total
Balances at December 31, 2020	$ 838,220	$ 7,919,774	$ 8,757,994
Partner distributions	(67,900)	(6,722,100)	(6,790,000)
Net income	162,318	16,069,442	16,231,760
Balances at December 31, 2021	$ 932,638	$ 17,267,116	$ 18,199,754

See notes to financial statements.

CSP SECURITIES, LP
Statement of Cash Flows
Year Ended December 31, 2021

Cash flows from operating activities:	
Net income	$16,231,760
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities	
Increase in accounts receivable	(9,995,347)
Decrease in other assets	968
Increase in commissions payable	1,924,985
Increase in state tax payable - General Partner	316,335
Net cash provided by operating activities	8,478,701
Cash flows from financing activities:	
Partner distributions	(6,790,000)
Net cash used in financing activities	(6,790,000)
Net change in cash	1,688,701
Cash at beginning of year	298,854
Cash at end of year	$ 1,987,555

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ -
Income taxes - state	$ 2,165

See notes to financial statements.

CSP SECURITIES, LP
Notes to Financial Statements
December 31, 2021

Note 1 - Organization and Nature of Business

CSP Securities, LP (the "Partnership"), was organized in January 2006 as a Delaware limited partnership. The Partnership is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corp. ("SIPC").

The Partnership is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Partnership limits its business activities exclusively to private placements of securities.

The Partnership acts as a placement agent for private placement offerings of high-quality investment firms specializing in private equity and other alternative asset investment strategies. The Partnership raises capital for these offerings exclusively from sophisticated institutional and commercial investors.

The General Partner, Capstone Partners GP, LLC, manages the affairs of the Partnership.

Note 2 - Significant Account Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from contracts with customers includes success fees and consulting fees related to best efforts private placement offerings. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Partnership's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue for success fees is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. Success fees are considered variable consideration as the uncertainty is dependent on the timing and amount of the closing, both of which are highly susceptible to factors outside the Partnership's influence. Revenues are recognized once it is probable that a significant reversal will not occur.

Revenue for consulting fees are recognized by the Partnership over time as the performance obligations are simultaneously provided by the Partnership and consumed by the customer.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at rates of exchange as of the transaction date; statement of income amounts are translated at rates of exchange as of the transaction date. Gains or losses from foreign currency transactions are included in net income.

Note 2 -   Significant Account Policies (cont.)

Income Taxes

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements.

The Partnership is subject to state income taxes.

Note 3 -   Related Party Transactions / Economic Dependency / Concentration of Services

The Partnership, the Limited Partner, and the General Partner are related parties under common control and the existence of that control could create operating results and financial positions different than if the entities were autonomous.

The Partnership and Capstone Partners, LP ("Limited Partner"), the limited partner of the Partnership, have entered into an office and administrative services agreement effective February 1, 2017, for a one-year term, automatically renewable, unless cancelled by either party. This agreement has automatically renewed through February 1, 2022. Under the agreement, the Limited Partner provides all management and back office services required by the Partnership, including, but not limited to administrative services. The Limited Partner allocates a pro-rate portion of such expenses incurred by the Limited Partner on account of the Partnership. In making such allocation, the Limited Partner equates the proportional cost of each facility or service with the proportional use or benefit derived by the Partnership. The agreement required the Partnership to pay a proportional allocation service fee of $70,000 for January 2021 and $110,000 per month for the remainder of the year. Fees under this agreement totaled $1,280,000 for the year ended December 31, 2021.

Management and registered securities representatives of the Partnership are also management and employees of the General Partner. The General Partner provides for all salaries and certain benefits to these dual Partnership employees under the office and administrative services agreement. Compensation expense of the Partnership consisted of commissions for registered securities representatives earned as a direct result of the Partnership's revenue.

Two registered securities representatives of the Partnership and an affiliate owned by the General Partner generated approximately 89% of the Partnership's revenue and accounted for substantially all of the Partnership's compensation and related costs for the year ended December 31, 2021. The Partnership is economically dependent upon these registered representatives and the Parent owned affiliate due to the concentration of services provided by them. The Partnership has $847,803 in commissions payable to the affiliate at December 31, 2021.

The Partnership has state taxes payable due to the General Partner of $395,304 at December 31, 2021.

Note 4 -   Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Partnership had net capital of $1,422,017 which was $1,274,177 in excess of its net capital requirement of $147,840. The Partnership's net capital ratio was 1.55 to 1.

Note 5 -   Accounts Receivable

Accounts receivable is primarily comprised of success fees due in quarterly installments. Based on contract terms, accounts receivable at December 31, 2021, are expected to be collected in the following years:

2022	$ 10,861,161
2023	3,496,901
2024	1,705,617
2025	1,333,333
2026	1,333,333
2027	666,668
Thereafter	-
	$ 19,397,013

Note 6 -   Concentration of Revenue and Credit Risk

At December 31, 2021, the Partnership has cash held at one national bank totaling $1,978,555. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2021, the Partnership's uninsured cash balance totals $1,728,555. Cash balances fluctuate on a daily basis.

The Partnership has accounts receivables due from three investment firms totaling $13,858,000, or approximately 65% of total assets at December 31, 2021. For the year ended December 31, 2021, the Partnership earned $16,097,775, or approximately 76% of total revenues, in success fees from these three investment firms.

Note 7 -   Subsequent Events

Management has evaluated the Partnership's events and transactions that occurred subsequent to December 31, 2021, through March 3, 2022, the date which the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2021.

CSP SECURITIES, LP
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2021

Computation of Net Capital

Total partners' capital qualified for net capital	$	18,199,754
Deductions and/or charges		
Non-allowable assets:		
Accounts receivable		16,774,111
Other assets		3,626
Total deductions and/or charges		16,777,737
Net Capital	$	1,422,017
Aggregate indebtedness		
Commissions payable		1,822,295
State tax payable - General Partner		395,303
Aggregate indebtedness	$	2,217,598
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness, plus 1% of commissions payable due in excess of 12 months)	$	147,840
Net capital in excess of minimum requirement	$	1,274,177
Ratio of aggregate indebtedness to net capital		1.55 to 1

Reconciliation of Computation of Net Capital

Net capital, as reported in the Partnership's Part II (unaudited) FOCUS report	$	1,426,516
Increase in accounts receivable		980,000
Increase in deduction for non-allowable accounts receivable		(925,502)
Increase in commissions payable		(58,997)
Net capital as computed above	$	1,422,017

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Partnership is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Partnership limits its business activities exclusively to private placements of securities. The Partnership does not hold funds or securities. As a Non-Covered Firm, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
CSP Securities, LP

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) CSP Securities, LP (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to exclusively to private placements of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

CSP Securities, LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CSP Securities, LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
March 3, 2022

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

CSP Securities, LPs Exemption Report

CSP Securities, LP (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Tiffany Lauterbach, swear (or affirm) that, to the best of my knowledge and belief, this exemption report is true and correct.



By: Tiffany Lauterbach

Title: Chief Financial Officer / Financial Operations Principal

February 24, 2022